SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)1

Infinity Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45665G303 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 45665G303	Page 2 of 5

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only)

Amgen Inc. 95-3540776
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

1,447,485
6. Shared Voting Power

-0-
7. Sole Dispositive Power

1,447,485
8. Shared Dispositive Power

-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,447,485
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

7.4%
12.	Type of Reporting Person

CO

Item 1.	(a)	Name of Issuer:

Infinity Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

780 Memorial Drive Cambridge, MA 02139

Item 2.	(a)	Name of Persons Filing:

Amgen Inc.

	(b)	Address of Principal Business Office:

One Amgen Center Drive Thousand Oaks, CA 91320-1799

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

45665G303

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned: 1,447,485

(b) Percent of Class:

Amgen Inc. may be deemed to be the beneficial owner of 7.4% of the outstanding shares of the Common Stock of Infinity Pharmaceuticals, Inc. based on the number of shares of the Common Stock shown as outstanding as of September 30, 2006 on the Form 10-Q filed by Infinity Pharmaceuticals, Inc. on November 9, 2006.

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,447,485

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,447,485

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2007

AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary